EXHIBIT 99.1
MAGNA LOGO                                MAGNA INTERNATIONAL INC.
                                          337 Magna Drive
                                          Aurora, Ontario L4G 7K1
                                          tel: 905-726-2462
                                          fax: 905-726-7164

DECOMA LOGO                               DECOMA INTERNATIONAL INC.
                                          50 Casmir Court
                                          Concord, Ontario
                                          Canada L4K 4J5
                                          tel: 905-669-2888
                                          fax: 905-669-5075

                            JOINT PRESS RELEASE
                      DECOMA PRIVATIZATION COMPLETED

March 7, 2005, Aurora, Ontario, Canada --- Magna International Inc. (TSX:
MG.SV.A, MG.MV.B, NYSE: MGA) ("Magna") and Decoma International Inc.
TSX: DEC.SV.A; NASDAQ: DECA) ("Decoma")
today jointly announced that Magna's privatization of Decoma by way of a plan of arrangement under Ontario law, which received shareholder approval on February 28, 2005 and final court approval on March 2, 2005, became effective at 12:01 a.m. on March 6, 2005. As a result, Decoma amalgamated with Magna. In consideration for Magna's acquisition of all of the issued and outstanding Class A Subordinate Voting shares of Decoma not already owned by it, Magna will issue 2,854,400 Class A Subordinate Voting shares in exchange for Decoma Class A Subordinate Voting shares and pay approximately Cdn.$37,175,800 to Decoma shareholders who made cash elections and for fractional shares. For purposes of the cash elections, the volume-weighted average trading price of Magna's Class A Subordinate Voting shares on the Toronto Stock Exchange ("TSX") over the five trading days ended March 4, 2005 was Cdn.$88.2856 per share, resulting in a payment of Cdn.$12.8279 per share for Decoma shareholders who made cash elections. Otherwise, Decoma shareholders will receive 0.1453 of a Magna Class A Subordinate Voting Share for each Decoma Class A Subordinate Voting share under the arrangement.

    Decoma, designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, liftgates and running boards, plastic body panels, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 16,000 employees in 54 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, France, Austria, Poland, the Czech Republic and Japan.

    Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr. Magna has approximately 81,000 employees in 219 manufacturing operations and 49 product development and engineering centres in 22 countries.


For further information: regarding this press release, please contact at
Magna: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer, at (905) 726-7100, and at Decoma: S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer at (905) 669-2888.